SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 17)*



                            ESC Medical Systems Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                  Ordinary Shares, NIS 0.10 par value per Share
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                         (Title of Class of Securities)

                                    M40868107
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                                 (CUSIP Number)

                             Edward Klimerman, Esq.
                                  RubinBaum LLP
                        30 Rockefeller Plaza, 29th Floor
                            New York, New York 10112
                                 (212) 698-7700
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  July 31, 2000
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

CUSIP No. M40868107            SCHEDULE 13D                  Page 2  of 11 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS


     Arie Genger
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     WC, PF, OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     United States and Israel
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    2,518,258(1)(3)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          4,000(2)(3)
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    2,518,258(1)(3)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    4,000(2)(3)
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     2,522,258(1)(2)(3)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     9.1%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________

(1)Includes, in addition to Mr. Genger's personal holdings, 2,169,048 shares held by corporations controlled directly or indirectly by Mr. Genger, currently exercisable stock options for 250,000 shares held by Mr. Genger and 40,000 shares owned by a trust for the benefit of a minor child of a third party of which Mr. Genger is sole trustee, as to which trust Mr. Genger disclaims beneficial ownership.

(2)Consists of 4,000 shares beneficially owned by Mr. Genger's spouse, as to which he disclaims beneficial ownership.

(3)Does not include 3,000 shares beneficially owned by a trust for a minor child of Mr. Genger, as to which Mr. Genger has no voting or investment control.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

     This Amendment No. 17 (the "Amendment") amends and supplements the Schedule 13D filed on October 9, 1998, as previously amended and restated by Amendment No. 1, filed on March 12, 1999 and further amended by Amendment No. 2 filed on March 23, 1999, Amendment No. 3 filed on March 26, 1999, Amendment No. 4 filed on April 15, 1999, Amendment No. 5 filed on April 20, 1999, Amendment No. 6 filed on May 11, 1999, Amendment No. 7 filed on May 13, 1999, Amendment No. 8 filed on May 21, 1999, Amendment No. 9 filed on June 2, 1999, Amendment No. 10 filed on June 3, 1999, Amendment No. 11 filed on June 16, 1999, Amendment No. 12 filed on June 17, 1999, Amendment No. 13 filed on June 18, 1999, Amendment No. 14 filed on June 21, 1999, Amendment No. 15 filed on June 22, 1999 and Amendment No. 16 filed on June 24, 1999 (the "Schedule 13D"), on behalf of Mr. Arie Genger ("Genger"), TPR Investment Associates, Inc., a Delaware corporation ("TPR"), TPR's subsidiary, Trans-Resources, Inc., a Delaware corporation ("TRI"), and TRI's indirect subsidiary, Haifa Chemicals Holdings Ltd., a company incorporated in the State of Israel ("HCH"). Genger and said corporations, all of which are directly or indirectly controlled by Genger, are collectively called the "TRI Entities." The Schedule 13D, as previously amended, was, and the Amendment is being, filed with respect to the Ordinary Shares, par value NIS 0.10 per share (the "Shares"), of ESC Medical Systems Ltd., a company incorporated in the State of Israel (the "Company").

Item 2. Identity and Background.

     Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

     The address of the principal place of business and principal office of Genger is 375 Park Avenue, 11th Floor, New York, New York 10052.

     For periods after the previously reported compromise with respect to the election of directors of the Company reached on June 23, 1999, the TRI Entities should no longer be deemed members of a "group" with Barnard J. Gottstein and Thomas G. Hardy. Mr. Hardy resigned as an officer and employee of TRI effective March 31, 2000. He continues to be a director of TRI and of the Company. In addition, notwithstanding that Genger's ownership of Shares is primarily through corporations, since he directly or indirectly controls all of these corporations he may be deemed to have sole (rather than shared) voting and dispositive power over Shares held by these corporations, and beginning with this Amendment he will describe his beneficial ownership of these Shares as constituting sole voting and investment power. Accordingly, beginning with this Amendment, Mr. Hardy and the TRI Entities (other than Genger) will no longer be joint filers pursuant to Rule 13d-1(k) with Genger, and the only "Reporting Person" will be Genger.

Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

     See Item 5 below for a description of the option agreement entered into between Genger and the Company, which could result in Genger's acquisition of additional Shares.

     In addition to other previously disclosed matters, the Reporting Person (including, without limitation, one or more of his controlled entities) may enter into calls or loans and pledges of the Shares in connection therewith.

     Other than as described above and as previously described in the Schedule 13D, the Reporting Person does not have any present plans or proposals which relate to or would result in (although he reserves the right to develop such plans or proposals) any transaction, change or event specified in clauses (a) through (j) of Item 4 of the form of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

     Pursuant to the Company's 1999 Share Option Plan, an Option Agreement, dated as of June 30, 2000 and executed by Genger on July 31, 2000 (the "Option Agreement"), between the Company and Genger, and a related employment agreement which is effective as of April 28, 2000, Genger received options for 1,000,000 Shares, at an exercise price of $8.50 per Share, the market value of Shares on the date the grant was agreed to by the Company. 250,000 of the options are immediately exercisable and an additional 250,000 of the options become exercisable on April 17 in each of 2001, 2002 and 2003. The termination date for all the options is June 30, 2010. A copy of the Option Agreement is attached hereto as Exhibit 36 and is incorporated herein by reference.

     Reference is made to the information contained in Items 7-13 of the Reporting Person's cover page for the updated aggregate number and percentage of total outstanding Shares beneficially owned by the Reporting Person.

     The percentages set forth in the Reporting Person's cover page have been recalculated to be based upon 27,629,017 Shares outstanding, which represents the number of Shares outstanding as of April 24, 2000 reported in the Company's revised definitive proxy statement, which was filed with the Securities and Exchange Commission on May 2, 2000.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

     Genger has entered into the Option Agreement with the Company, as described in Item 5 above. A copy of the Option Agreement is attached hereto as Exhibit 36 and is incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits.

     Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

     Exhibit 36: Option Agreement, dated as of June 30, 2000, between the Company and Genger

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2000


                                    /s/  Arie Genger
                                    --------------------------------------------
                                    Arie Genger

                                  EXHIBIT INDEX


  Exhibit
   Number                            Title                             Page
  -------                            -----                             ----

    36                   Option Agreement, dated as of June              7
                         30, 2000, between the Company and
                         Genger